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                                                                EXHIBIT (a)(10)
                               [LOGO OF COMPAQ]

                            20555 State Highway 249
                             Houston, Texas 77070
                           Telephone: (281) 370-0670

                                                               January 21, 1999

To the Shareholders of Shopping.com:

   Compaq Interests, Inc. ("Purchaser"), a Delaware corporation and an indirect, wholly owned subsidiary of Compaq Computer Corporation, a Delaware corporation ("Parent"), is offering to purchase all of the outstanding shares (the "Shares") of common stock, no par value (the "Common Stock") of Shopping.com (the "Company") at a revised purchase price of $18.25 per Share (such amount, or such other amount per Share paid pursuant to the Offer (as defined below), being hereinafter referred to as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 1999 (as herein modified) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein but not defined shall have the respective meanings ascribed to them in the Offer to Purchase. The purpose of this letter is to highlight certain factors that should be considered by shareholders in evaluating the Offer and to clarify and amend certain matters contained in the Offer to Purchase.

   THE OFFER PRICE HAS BEEN REDUCED FROM $19.00 PER SHARE TO $18.25 PER SHARE FOR THE REASONS DISCUSSED BELOW UNDER "CONSIDERATIONS--CAPITALIZATION; REDUCTION IN THE OFFER PRICE."

   THE COMPANY'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER, INCLUDING THE AMENDED OFFER PRICE, ARE FAIR TO AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY, AND CONTINUES TO RECOMMEND THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

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CONSIDERATIONS

   In considering our Offer, shareholders should consider the following factors:

   Capitalization; Reduction in the Offer Price. The Offer Price has been reduced to $18.25 per Share as compared to Purchaser's original Offer Price of $19.00 per Share. The reduction in the Offer Price was negotiated between Parent and the Company following the disclosure by the Company of additional information after commencement of the Offer, including information regarding the number of shares of common stock and convertible securities outstanding. Notwithstanding the revised Offer Price, the total consideration to be paid for the Company at the revised Offer Price remains approximately the same as that amount based on the original Offer Price.

   The revised Offer Price of $18.25 nevertheless represents an approximately 38.4% premium over the closing market price of the Common Stock on the last full trading day prior to public announcement that the Company and Parent executed the Merger Agreement, and a more substantial premium over recent historical trading prices. If a shareholder who has already tendered Shares wishes to withdraw such tender as a result of the reduced Offer Price or otherwise, such Shareholder should comply with the procedures set forth under "Withdrawal Rights" in Section 4 of the Offer to Purchase.
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   The Company has informed Purchaser that, as of January 18, 1999 there were
(1) 8,897,234 Shares issued and outstanding, (2) outstanding options to purchase an aggregate of 2,727,200 Shares, and (3) 4,189,276 Shares reserved for issuance pursuant to outstanding warrants. Based on the foregoing, and assuming that no additional Shares are issued as a result of the exercise of outstanding options and other rights and securities, Purchaser believes that the Minimum Condition will be satisfied if 8,007,511 Shares are validly tendered and not withdrawn prior to the expiration of the Offer.

   As a condition and inducement to Parent to enter into the Merger Agreement and incurring liabilities therein, certain shareholders of the Company (each, a "Shareholder"), who together share voting power and dispositive power with respect to an aggregate of 1,408,908 Shares outstanding and options and warrants exercisable for 2,692,501 Shares, concurrently with the execution and delivery of the Merger Agreement entered into Shareholder Agreements, dated as of January 11, 1999, as amended by those certain Amendments No. 1 to the Shareholder Agreements, dated as of January 20, 1999, with Parent (the "Shareholder Agreements"). Pursuant to the Shareholder Agreements, the Shareholders have agreed, among other things, to tender Shares held by them in the Offer and to grant Parent a proxy with respect to the voting of such Shares in favor of the Merger with respect to such Shares upon the terms and subject to the conditions set forth therein. The Shareholders have also agreed, if requested by Parent, to exercise options and warrants held by them and to tender the Shares received upon such exercise in the Offer.

Other

   Each shareholder must make his or her own decision based on his or her particular circumstances. Shareholders should consult with their respective advisers about the financial, tax, legal and other implications to them of accepting the Offer.

   Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent or to brokers, dealers, commercial banks and trust companies. Shareholders may also contact Greenhill & Co., LLC, Dealer Manager for the Offer, at the address and telephone number set forth below.

                    The Information Agent for the Offer is:

                    Corporate Investor Communications, Inc.

                               111 Commerce Road
                       Carlstadt, New Jersey 07072-2586
                     Banks and Brokers call (800) 346-7885
                   All others call Toll Free (888) 421-4808

                     The Dealer Manager for the Offer is:

                             GREENHILL & CO., LLC

                        31 West 52nd Street, 16th Floor
                           New York, New York 10019
                         (212) 408-0660 (Call Collect)
                                      or
                         Call Toll Free (888) 504-7336

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